Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

June 18, 2024

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS

RE:	BROOKFIELD REINSURANCE LTD.

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	BMG162501057 BMG162502048

	CUSIP:	G16250105 G16250204

2	Date Fixed for the Meeting:	July 22, 2024

3	Record Date for Notice:	June 21, 2024

4	Record Date for Voting:	June 21, 2024

5	Beneficial Ownership Determination Date:	June 21, 2024

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	CLASS A EXCHANGEABLE LIMITED VOTING SHARES CLASS A-1 EXCHANGEABLE NON-VOTING SHARES CLASS B LIMITED VOTING SHARES CLASS C NON-VOTING SHARES

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	CLASS A EXCHANGEABLE LIMITED VOTING SHARES CLASS A-1 EXCHANGEABLE NON-VOTING SHARES CLASS B LIMITED VOTING SHARES CLASS C NON-VOTING SHARES

8	Business to be conducted at the meeting:	Annual General and Special

9	Notice-and-Access:

	Registered Shareholders:	NO

	Beneficial Holders:	NO

	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials

	directly to Non-Objecting Beneficial Owners:	NO

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust

Company

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T 604 689-3334	T 403 218-2800	T 416 361-0930	T 514 395-5964